Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on the internet: www.abnamro.com

IR / Press Release

Amsterdam, 5 August 2007

Joint statement ABN AMRO and Consortium of RBS, Santander and Fortis.

ABN AMRO and the Consortium of RBS, Santander and Fortis have noted and discussed the recent media reports about the current offer situation.

The Consortium accepts the assurances by ABN AMRO that Mr Groenink was misquoted as having given advice how to vote to Fortis Shareholders which in fact he did not.

Furthermore ABN AMRO and the Consortium have agreed to continue the constructive dialogue to resolve any outstanding questions regarding the offer of the Consortium for ABN AMRO, and to maintain a level playing field.

Further meetings will be organised for the Consortium with the appropriate people within ABN AMRO to discuss specific business matters.

The Consortium and ABN AMRO both confirm that there is no dispute about the profitability of the  Business Unit The Netherlands.

Press contact: +31651301356

IR contact : +31206287835

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press oficer on duty

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC (“Barclays”) and the consortium of Fortis, RBS and Santander (the “Consortium”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

On July 30, 2007, ABN AMRO filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the US Securities and Exchange Commission in which it advised the ABN AMRO shareholders that the ABN AMRO Managing Board and the ABN AMRO Supervisory Board are not currently in a position to recommend either the offer launched by the Consortium or the potential offer by Barclays and that ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimizing any of the uncertainties currently associated with the offers and with a view to optimizing the attractive alternatives available to ABN AMRO's shareholders.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 (as amended) which contains a prospectus.  Barclays expects to file with the US Securities and Exchange Commission additional amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 in respect of the potential offer by Barclays and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended offer, the making of the intended offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.